Skadden, Arps, Slate, Meagher & Flom LLP
333 West Wacker Drive
Chicago, Illinois 60606

Tel: (312) 407-0700
Fax: (312) 407-0411
http://www.skadden.com
October 27, 2006
VIA EDGAR AND HAND DELIVERY
Mr. Edward M. Kelly, Esq.
Securities and Exchange Commission
Station Place
100 F Street, NE
Washington, D.C. 20549-7010

Re:	US BioEnergy Corporation— Registration Statement on Form S-1 (File No. 333-136279)
Dear Mr. Kelly:
     We are writing on behalf of our client, US BioEnergy Corporation (the “Company”), in response to the letter of the staff (the “Staff”) of the Division of Corporation Finance of the Securities and Exchange Commission (the “Commission”), dated October 4, 2006 (the “Comment Letter”), with respect to the Company’s Registration Statement on Form S-1, filed with the Commission on August 3, 2006, as amended on September 20, 2006 by Amendment No. 1 to the Registration Statement, as amended on September 26, 2006 by Amendment No. 2 to the Registration Statement (the “Registration Statement”). For the convenience of the Staff, the responses are set forth below following the text of the paragraph of the Comment Letter to which each response relates. Enclosed is a copy of Amendment No. 3 to the Registration Statement (“Amendment No. 3”), which is being filed via EDGAR concurrently herewith and which has been marked to show cumulative changes from the Registration Statement as previously filed. Unless otherwise indicated, the page references in the responses to the Staff’s comments refer to Amendment No. 3.

Securities and Exchange Commission
October 27, 2006

Summary, page 1
1.	We note the response in the fifth risk factor to prior comment 9 that USBE accounted for less than 1% of the ethanol production capacity in the United States as of June 2006. In the summary and business sections, however, you state that your expansion plans will make you one of the largest ethanol producers in the U. S. by the end of 2006. Please elaborate in the summary and business sections on why you believe this to be the case, given your production capacity at the end of June 2006 and the fact that only a part of your expansion plan, namely, completion of the Albert City facility and expansion of the Platte Valley facility, is expected to be completed by the end of 2006. Furthermore, based on your chart on page 2, it appears that you expect to increase your nameplate capacity by only 150% by the end of 2006.
Response: The Company has revised the Registration Statement in response to the Staff’s comment. The Renewable Fuels Association (the “RFA”) publishes information regarding ethanol production facilities in operation or under construction on its website at the following link: http://www.ethanolrfa.org/industry/locations/. Based on this data and the announced construction plans of the Company’s closest competitors, the Company believes that its expansion plans will make it one of the largest ethanol producers in the U.S. by the end of 2006. In addition, the Company has revised the “Competition” subsection in the “Business” section on page 98 to provide information regarding the relative size of the Company’s closest competitors.
Risk Factors, page 12
2.	We note the response in the eleventh risk factor to prior comment 9 that USBE expects to incur “significant” additional construction costs to meet unanticipated water discharge requirements for its projects located in Minnesota. Clarify whether these significant costs are in addition to the amounts that you have disclosed elsewhere in the prospectus as being required to complete the projects. If so, quantify the known or estimated accounts of the additional construction costs.
Response: The disclosure on page 22 has been revised in response to the Staff’s comment. The Company previously included the additional costs related to the satisfaction of water discharge requirements for projects located in Minnesota in its estimated total production costs for the Hankinson and Springfield facilities disclosed on page 67.
Certain relationships and related party transactions, page 115
3.	We note the response to prior comment 31 that if the consideration for the transactions included shares of common stock, the number of shares issued was based on the “applicable fair market value” of the common stock. As

Securities and Exchange Commission
October 27, 2006

requested previously, disclose the actual value of the shares issued in each applicable transaction. We note the disclosures in the financial statements’ notes 3, 6 and 10 on pages F-13, F-35, and F-74.
Response: The Company has revised the Registration Statement in response to the Staff’s comment.
Description of Indebtedness, page 124
4.	For any credit facility or other financial instrument such as the Platte Valley expansion construction loan, the Albert City senior secured credit facility, the Woodbury senior secured credit facility, and the Provista senior secured revolving credit facility that requires USBE or one of its subsidiaries to satisfy specified financial ratios and tests, state what the limits of all material financial ratios and tests are. Further, state whether USBE and, if applicable, the subsidiary are in compliance with the ratios and tests as of the most recent date practicable. Alternatively, provide the disclosure in MD&A and include here a cross reference to it. We note the disclosures in section 5.01 and exhibit A of exhibits 10.7 and 10.9, section 6.2 of exhibits 10.11 and 10.26, and section 10 of exhibit 10.28.
Response: The Company has revised the Registration Statement in response to the Staff’s comment.
Condensed Consolidated Balance Sheets, page F-26
5.	We note that your goodwill balance increased significantly during the six months ending June 30, 2006, representing approximately 25% of total assets. We note that majority of the goodwill recorded relates to your Platte Valley acquisition for which the purchase price allocation has been recently finalized. Please tell us and disclose why almost half of the Platte Valley purchase price was recorded as goodwill and none of the purchase price was allocated to any intangibles. We would expect that some of the purchase price would be allocated to customer contracts and lists. With regards to your acquisitions of development companies; US Bio Hankinson and US Bio Ord, tell us why none of your purchase price was allocated to site acquisition and development costs (zoning, permits, engineering studies, land options, regulatory approvals). In this regard, it is unclear why any of the purchase price of development stage companies would be allocated to goodwill. Please refer to paragraph A14 of SFAS 141.
Response: The Company has further reviewed the purchase price allocations for the operational ethanol plant and development stage ethanol companies that it acquired. As part of this review, the Company gathered additional information and compared the purchase prices for these acquisitions with the construction costs of the ethanol plants internally developed by the Company for which it had negotiated construction contracts

Securities and Exchange Commission
October 27, 2006

at approximately the same time as these acquisitions. The Company also engaged an outside specialist to assist it with the purchase price allocations (including the identification and valuation of intangible assets, if any, and the allocations to property and equipment). Based on this analysis, the Company determined that as of the dates of these acquisitions there had been a significant increase in the construction costs of ethanol plants, compared to the construction costs agreed upon under the construction contracts the Company acquired in these transactions and, even more so, as compared to the existing operating facilities at US Bio Platte Valley. Accordingly, additional portions of the purchase prices for these acquisitions have now been allocated to property and equipment related items, including the operational plant at US Bio Platte Valley, the existing contracts acquired to build plants at US Bio Ord, US Bio Hankinson and US Bio Woodbury and the contract acquired to expand Platte Valley, which include site acquisition and development costs. As a result of these revised allocations, amounts are no longer allocated to goodwill for the development stage ethanol companies acquired. In addition, no amounts were allocated to customer based intangibles, since these acquired entities had no favorable contracts or other relationships with customers that could not be obtained in the open market at the time of acquisition.
          Since the additional identified assets relate to property and equipment related items, including plant construction, the Company will depreciate these amounts from the date the plant was acquired (in the case of Platte Valley) or placed into service, beginning in the 3rd quarter of 2006.
          These changes have been reflected in the balance sheets, related notes and other amounts disclosed in the Registration Statement. The Company has also revised the disclosure in the financial statements on page F-37 regarding the reason why the purchase price of Platte Valley included a significant amount of goodwill.
          A summary of the changes to the affected consolidated balance sheets is set forth below:

	December 31, 2005
	As Previously Reported	As Revised
Goodwill	$3,347	$2,445
Property and equipment	67,140	68,042

	June 30, 2006
	As Previously Reported	As Revised
Goodwill	$99,976	$66,104
Property and equipment	230,213	282,324
Deferred tax liability	3,772	22,011

Securities and Exchange Commission
October 27, 2006

Exhibit Index
6.	We note that USBE is making a request for confidential treatment of exhibits 10.1, 10.2, 10.3, 10.4, 10.5, 10.6, and 10.22. Expand the asterisk disclosure to indicate that the omitted portions of the exhibits have been filed separately with the Commission.
Response: The Company has revised Item 16(a) in Part II and the exhibit index in response to the Staff’s comment.
Exhibit 10.25
7.	Absent an order granting confidential treatment, Item 601(b)(10) of Regulation S-K requires the filing of material contracts, including attachments, in their entirety. Attachments include, for example, annexes, appendices, exhibits, and schedules. Since you did not file exhibit A, please refile the exhibit in its entirety.
Response: The Company has refiled exhibit 10.25 in its entirety, including exhibit A thereto, with Amendment No. 3.
*           *           *
     In addition, Amendment No. 3 reflects that certain subsidiaries of the Company have recently entered into lump sum design-build agreements substantially in the form of Exhibit B to the First Amendment and Restated Master Agreement for Design, Engineering and Construction of Dry Grind Ethanol Production Facilities (Projects in Advanced Development) between the Company and Fagen, Inc., dated as of August 10, 2006, which was filed as exhibit 10.5 to the Registration Statement. Exhibit 10.5 is subject to a pending confidential treatment request application filed by the Company. The execution of these lump sum design-build contracts is reflected in a schedule to Exhibit 10.5, which is being refiled with Amendment No. 3.

Securities and Exchange Commission
October 27, 2006

     After you have had the opportunity to review the attached, please do not hesitate to contact the undersigned (312-407-0816) or Richard C. Witzel, Jr. (312-407-0784) with any questions or further comments you may have.
Very truly yours,
/s/  BRIAN W. DUWE
Brian W. Duwe
Attachments

cc:	Melissa N. Rocha
   (Securities and Exchange Commission)
Alfred P. Pavot, Jr.
   (Securities and Exchange Commission)
Pamela A. Long
   (Securities and Exchange Commission)
Greg S. Schlicht
   (US BioEnergy Corporation)
Paul L. Choi
(Sidley Austin LLP)